EXHIBIT 23

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to incorporation by reference in the registration statements (Nos. 33-63172 and 33-94514) on Form S-8 of Telescan, Inc. and subsidiaries of our report dated February 25, 2000, except as to the third and fourth paragraphs of
Note 1 which are dated March 17, 2000, relating to the consolidated balance sheets of Telescan, Inc. and subsidiaries, as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years in the three-year period ending December 31, 1999 which report appears in the December 31, 1999 annual report on Form 10-K/A of Telescan, Inc. and subsidiaries.

HEIN + ASSOCIATES LLP
Certified Public Accountants
Houston, Texas
May 17, 2000